Mail Stop 4561
Via Fax (408) 974-2023

February 18, 2010

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

>   **Re: Apple Inc.**
>   **Form 10-K/A for the Fiscal Year Ended September 26, 2009**
>   **Filed on January 25, 2010**
>   **File No. 000-10030**

Dear Mr. Oppenheimer:

        We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

1.   We note that in the first quarter of fiscal 2010 you retrospectively adopted accounting standards related to revenue recognition for arrangements with

multiple deliverables and arrangements that include software elements (i.e., ASC 605-25 and 985-605) and you determined the estimated selling price ("ESP") for unspecified upgrades and features for the iPhone and Apple TV to be $25 and $10, respectively. Please provide us with further detail behind the considerations you disclosed in determining ESP and confirm it represents your best estimate of the price at which you would transact if the undelivered elements were sold regularly on a stand alone basis. In this regard, please elaborate on the following:

- What offerings you considered to be similar to unspecified upgrades and features provided for these products and their respective pricing;
- If you considered the pricing of Apple Care for these products;
- The nature of your historical pricing practices;
- How you determined the percentage of ESP in comparison to the total selling price of the product was representative of fair value;
- Why ESP was established at one rate when multiple versions of the product exist (e.g., iPhone 3G versus 3GS);
- How you weighted all of the available information, and;
- Any other quantitative or qualitative information that had a significant impact on ESP.

2. Additionally, please tell us how you allocate sales incentives accounted for pursuant to the guidance of ASC 605-50 when more than one deliverable is present in an arrangement and how you considered clarifying this in your disclosures.

3. Finally, you indicated in your response letter dated March 13, 2007 to prior comment 3 that you established vendor-specific objective evidence ("VSOE") for undelivered elements in multiple element arrangements, such as APP and .Mac, based upon the price charged on a stand alone basis pursuant to paragraphs 10 and 57 of SOP 97-2. The price charged for undelivered elements when provided on a stand-alone basis fell within a narrow range (typically greater than 90% of stand-alone transactions were within 15% of the median price). Please update us as to if you currently have arrangements with multiple deliverables for products other than the iPhone and Apple TV and tell us how you considered disclosing your policy for them. To the extent you determined such sales were not material, please provide us with the amount of revenue recognized for the arrangements in each period presented.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief